SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 7, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
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THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1) The Press Release issued on November 7, 2007.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 7 November 2007
Jan Hommen to succeed Cor Herkströter as Chairman of the Supervisory Board of ING Group
ING Group announced today that Cor Herkströter (1937, Dutch) will retire as Chairman of the Supervisory Board of ING Group as of 1 January 2008. The Supervisory Board of ING Group has appointed Jan Hommen (1943, Dutch) as his successor as of that date.
Cor Herkströter was due to retire from the Supervisory Board in April 2007. However, given the changes in the Supervisory Board at that time, he agreed to stay longer to ensure a balanced composition of the Board. The Supervisory Board is confident that with the appointment of Jan Hommen at the start of the accounting year 2008, a smooth transition is ensured. Jan Hommen is currently Chairman of the Audit Committee. The Supervisory Board of ING Group has appointed Wim Kok as his successor on the Audit Committee as of 1 January 2008.
“We have the highest respect for Cor Herkströter’s significant and valuable efforts to support ING’s expansion over the years. It was a privilege to work with such a committed and experienced Chairman of the Supervisory Board. Cor Herkströter leaves with ING’s gratitude and best wishes for the future” said Jan Hommen on behalf of the Supervisory Board of ING.
“On behalf of my colleagues of the Executive Board I wish to express my sincere gratitude and appreciation for the contribution Cor Herkströter made to ING Group for the past 9 years. We truly value his contribution to the success of ING,” said Michel Tilmant, Chairman of the Executive Board of ING Group.
Press enquiries
Peter Jong
ING Group
+31 20 541 5457
peter.jong@ing.com
Cor Herkströter was appointed to the Supervisory Board of ING Group in May 1998. He became Chairman of the Supervisory Board in May 1999. He is currently Chairman of the Remuneration and Nomination Committee and the Corporate Governance Committee.
Jan Hommen was appointed to the Supervisory Board of ING Group per 1 June 2005. Until 1 May 2005 he was Vice-Chairman and CFO of the Board of Management of Royal Philips Electronics.
Wim Kok has been a member of the Supervisory Board since April 2003. Wim Kok is currently a member of the Audit Committee. He is the former Minister of Finance (1989 – 1994) and Prime Minister of the Netherlands (1994 – 2002).

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: November 7, 2007